UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number      001-33262

(Check One):  ☐  Form 10-K ☐  Form 20-F ☐  Form 11-K ☒  Form 10-Q ☐  Form N-SAR ☐  Form N-CSR

For Period Ended:                                March 31, 2009

☐  Transition Report on Form 10-K                                                                ☐   Transition Report on Form 10-Q
☐  Transition Report on Form 20-F                                                                 ☐   Transition Report on Form N-SAR
☐  Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification   relates:  _________________________________________________________________

PART I. REGISTRANT INFORMATION

Full name of registrant:    Meruelo Maddux Properties, Inc.
Former name if applicable:    N/A
Address of principal executive office (Street and number):   761 Terminal Street Building 1, Second Floor
City, State and Zip Code:    Los Angeles, California 90021

PART II. RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2009 by Meruelo Maddux Properties, Inc. (the “Company”), the Company and certain of its direct and indirect subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California, San Fernando Valley Division on March 26 and 27, 2009 (the “Bankruptcy Filing”).

In the months leading up to and since the Bankruptcy Filing, the Company has been principally engaged in addressing bankruptcy-related matters, negotiating with creditors and potential strategic partners, and reformulating its business strategy in an effort to emerge from bankruptcy. The Company’s financial, accounting and administrative personnel have devoted substantially all of their time to the maintenance of the Company’s ongoing operations, including the development of the Company’s post-petition business strategy, as well as the completion of the year-end audit process and the preparation and filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The Company’s ability to address all of these matters concurrently has been further hindered by the loss of key personnel in the Company’s financial reporting department.

As a result of the increased burdens placed upon the Company’s financial, accounting and administrative staff, the Company has been unable to timely complete its quarterly financial reporting process for the fiscal quarter ended March 31, 2009. However, the Company intends to file its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009 as soon as practicably possible after completion of its financial reporting processes.

PART IV. OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Andrew Murray

        (Chief Financial Officer)                                           (213) 291-2800

                                (Name)                                                  (Area code)       (Telephone number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒   Yes   ☐    No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes   ☐    No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting total revenue of approximately $5.9 million for the quarter ended March 31, 2009, as compared to total revenues of $6.0 million and a net loss of $4.0 million for the quarter ended March 31, 2008. With the exception of our high-rise apartment project at 717 W. Ninth Street, the Company has suspended all development projects, which will cause our net loss to increase as carrying costs such as interest, property taxes and related development costs are expensed rather than capitalized. Because of the suspension of our development projects, we expect our combined rental expense, interest expense and general and administrative expenses to increase by approximately $4.0 million. At this time, the Company is unable to provide an estimate of its net loss for the quarter ended March 31, 2009 primarily because it has not completed its analyses related to real estate impairments.

Cautionary Information Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of the forward-looking terminology “intends,” “seeks,” “expects,” “anticipates” and other terms of similar meaning. The Company’s anticipated results are subject to risks, uncertainties and other factors, including, among others, risks, uncertainties and factors set forth in the Company’s reports and documents filed with the Securities and Exchange Commission (which reports and documents should be read in conjunction with this Notification of Late filing on Form 12b-25). The Company believes that all forward-looking statements are based upon reasonable assumptions when made; however, the Company cautions that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that, accordingly, you should not place undue reliance on these statements in light of subsequent events or developments. Actual results and outcomes may differ materially from anticipated results or outcomes discussed in forward-looking statements.

Meruelo Maddux Properties, Inc.

                                                                                                                                                                                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2009	By:	/s/ Andrew Murray
Andrew Murray
Chief Financial Officer